INSIDER TRADING POLICY
Adopted: July 7, 2015
Amended and Restated: November 19, 2019
Ratified: December 3, 2020 Joint Policy Adopted: March 2021
Ratified: December 2021
Ratified: December 2022
Ratified: December 2023
Amended and Restated: September 19, 2024
Amended: March 2025

INSIDER TRADING

TABLE OF CONTENTS
INSIDER TRADING POLICY
Section I. Policy Summary    3
Section II. Business and Financial Reporting    3
Section III. Non-Disclosure Agreements and Data Rooms    4
Section IV. Expert Network Groups    4
Section V. Creditor Committees    4
Section VI. Maintenance of the Restricted List    5
Section VII. Insider Trading    5
Section VIII. Penalties    6
Section IX. Additional Procedures    8

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INSIDER TRADING POLICY
Section I. Policy Summary
It is the policy of Hercules Capital, Inc. (the “Company”) and its wholly owned subsidiary, Hercules Adviser LLC (the “Adviser”) (collectively, “Hercules”), to guide its directors, officers and employees (including their family members, occupants of their households and entities that they control) with respect to standards of conduct required in areas where improper or illegal activities could damage Hercules’ reputation and/or result in serious adverse consequences to the Company, the Adviser or the Adviser’s clients and those involved in such conduct.
An important Hercules policy is to comply with the letter and spirit of all applicable securities laws and regulations including prohibitions on insider trading. The information below is not a detailed legal analysis, rather serves as contextual guidelines regarding the receipt of sensitive information you may come across as part of your employment with the Company and summarizes your obligations and restrictions relating to the handling of such information, what is generally referred to as “material non-public information” and “insider trading”. Any questions concerning the application of this policy or subsequent restrictions should immediately be directed to the Company’s Chief Compliance Officer.
Employees should also be aware that in addition to Hercules’ policy against insider trading, any parties involved in the mishandling of sensitive information could be held liable for both civil and criminal penalties. Therefore, all employee of the Company are expressly prohibited from trading on, or disclosing to third-parties, any material non-public information (“MNPI”) concerning the Company, the Company’s portfolio companies, the Adviser and the Adviser’s clients. In addition to possible civil and criminal liabilities, officers and employees who violate the Hercules’ policy will be subject to immediate disciplinary action, including possible dismissal.
Directors, officers and certain designated employees of Hercules are subject to additional trading restrictions, which may include adherence to a restricted securities list (the “Restricted List”) and/or a prohibition on trading the Company’s securities or securities on behalf of Hercules’ clients during periods when the Company or the Adviser, as applicable, are in possession of MNPI. The Company’s Chief Compliance Officer will notify such individuals of the additional restrictions that apply to them.

Section II. Business and Financial Reporting
The securities laws require the Company, at least quarterly, to make periodic filings concerning business and financial information, and at times, to disclose material events which occur between quarterly and annual filings. It is the Company’s policy to make financial reports and disclosures that are complete and accurate in all material respects.
Employees who are in a position to receive significant information regarding the Company’s customers or transactions or who are responsible for or work in departments that are involved with initiating or recording transactions in the Company’s books and records, preparing financial reports, preparing press releases or otherwise communicating with the public lenders and securities analysts, should be especially sensitive to potential insider trading violations.
Given the reporting and filing requirements of the Company, all employees, directors, and officers are subject to periodic restrictions from trading in Company securities (i.e., “blackout” periods). The Chief Compliance Officer may lift these restrictions to permit all employees, directors, and officers to trade in Company securities. (i.e., “open window” periods). During these open window periods, employees, directors, and officers that wish to trade in Company securities must first preclear the transaction with the Chief Compliance Officer, or designee. The Company’s open window periods are generally tied to its periodic reporting obligations and commence one full trading day after release of the prior fiscal quarter or annual results and continue until the close of business on the last business day of a fiscal quarter, though it is possible that the

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trading window may be closed at other times. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and non-public, the persons designated by the Chief Compliance Officer may not trade the Company’s securities.
The Chief Compliance Officer will communicate to directors, officers, and employees the status of the trading window when it changes. All employees are required to confine their trades to these open window periods. In each instance, however, the employee may not trade if he or she is in possession of material non- public information, even though such trade would occur during an open window period.
These restrictions on trading do not apply to transactions made under a trading plan adopted pursuant to Rule 10b5-1(c) (17 C.F.R. 240.10b5-1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and approved in writing by the proper officer(s) of the Company designated by the Company’s Board of Directors.

Section III. Non-Disclosure Agreements and Data Rooms

The Company may enter into a non-disclosure agreement (“NDA”) regarding potential investment transactions provided that the NDA is reviewed and executed in accordance with the internal procedures established and/or approved by the Chief Legal Officer.

Employees may access to “public side” data rooms such as Intralinks, Debtdomain or Syndrak (each a “Data Room”). However, employees are prohibited from entering a “private side” Data Room containing information about, or receiving any non-public information from, a publicly traded company without first confirming that the subject company has been added to the Restricted List and, if deemed appropriate by the Chief Legal Officer, an NDA is executed with the subject company. This applies even if the potential investment transaction only involves bank debt or a trade claim.
The Chief Compliance Officer, or designee, will decide whether an issuer’s name will be added to the Restricted List.

Section IV. Expert Network Groups

An “Expert Network Group” retains industry experts (“Paid Experts”) and matches them with investment personnel seeking industry research. Employees are prohibited from engaging any Paid Experts that have not been introduced by an Expert Network Group approved by the Chief Operating Officer. These expert network services have standard controls in place to prevent the sharing of MNPI with employees who utilize the service. If at any time an employee may have inadvertently requested, come in contact with, or received MNPI from a paid industry expert, immediately report that incident to the Chief Compliance Officer.
The Chief Compliance Officer will make a determination as to whether any issuers’ names should be added to the Restricted List. The Company maintains separate Expert Networks Desktop Procedures.

Section V. Creditors Committee
Hercules employees may be asked to serve on a creditors committee as part of their official employment responsibilities. Serving on a creditors committee as a Hercules employee does not require pre- approval from the Chief Compliance Officer. However, in accordance with the Joint 1940 Act Code of Ethics Policy, employees are prohibited from accepting a position on a creditors’ committee in their personal capacity without first seeking pre-approval from the Chief Executive Officer and Chief Compliance Officer. If necessary, the Chief Compliance Officer will determine what appropriate action is taken, which may

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include placing the respective issuer on the Restricted List.

Section VI. Maintenance of the Restricted List

Hercules maintains a list of companies about which a determination has been made to restrict or limit trading activity in that issuers name. A company may be added to the Restricted List through the processes detailed in the preceding sections of this Policy. There are various reasons as to why a company may be added to the Restricted List, but most commonly from the possibility that Hercules or its employees may be in possession of, or is in a position to, obtain MNPI. Although various Hercules employees are involved in these processes, it is the primary responsibility of the Chief Compliance Officer, or designee, for the continued maintenance of the Restricted List.
For these reasons, unless a restriction is applied via the preceding sections of this policy, it is critical that you inform the Chief Compliance Officer as soon as you believe you may have come in contact with, or are the recipient of, any MNPI so that the Restricted List can be updated accordingly. If the Company has entered into an effective NDA with the subject company, it will be assumed (subject to rebuttal) that the Company possesses MNPI regarding the subject company.
It is equally important to notify the Chief Compliance Officer if you believe information is no longer material or nonpublic so that the Restricted List can be updated accordingly. This could happen if, for example, a company makes available to the general public (such as via a press release or regulatory filing) information that was previously provided via an NDA (a so-called “cleansing event”).

Section VII. Insider Trading
Non-Public Information. In the normal course of business, officers, directors and employees of the Company or the Adviser may come into possession of significant, sensitive information. It is illegal and against Hercules’ policy for any individual to profit from information relating to the Company (including its portfolio companies), any of the Company’s controlled entities that has not been disclosed generally to the public, or the Adviser’s clients. (i.e., inside information).
Information should be considered “inside information” if it has not been disseminated in the Company’s annual or periodic reports to shareholders; has not been the subject of a prior widely disseminated press release intended for and made available to public; or has not been widely reported on the media, market writers, statistical services or the like. Even after information has been released to the press, insiders must wait a brief period (two full business days) for the market to absorb the previously non-public information. The use of such information in trading the Company securities or other Securities1 is known as “insider trading.”
Trading and Recommendation Prohibition. An employee or director who is in possession of any material inside information may not purchase or sell, or recommend the purchases or sale of, any Securities. Trading includes all purchase and sales of Securities, including purchases and salesof options and warrants as well as shortsales.
Tipping Prohibition. Furthermore, inside information must not be disclosed to third parties (e.g. friends, family or any other person) or to other Company or Adviser employees for whom knowledge is not necessary. A person who discloses inside information or makes a recommendation to trade Securities based upon inside information breaches a fiduciary duty to the Company and the Adviser and is potentially liable for any inside trading resulting from the disclosure. Such activity is commonly referred to as “tipping” which involves providing material nonpublic information to any person who might be expected to trade in possession of that

1 “Securities” shall have the same meaning in this Policy as the term “Covered Security” is defined in the Joint Code of Ethics adopted by the Company and the Adviser.

information.
Company’s Customers, Suppliers, Adviser’s Clients and Other Companies. It is also against Hercules policy for any employee, who may have inside or unpublished knowledge about any of Hercules’ suppliers, customers, the Adviser’s clients, or any company Hercules does business with, to disclose such information to the public or to purchase or sell Securities of those companies during the period in which such information remains generally undisclosed to the public.
“Materiality” Guidelines. The rules relating to insider trading generally prohibit trading by those who possess “material” inside information. Information is material if its dissemination may affect the market price of any Securities or is likely to be considered important by reasonable investors, including reasonable speculative investors, in determining whether to trade in those Securities. As a rule of thumb, if an employee or director learns something that leads that person to want to buy or sell Securities, that information will probably be considered material. If an employee or director is uncertain about whether any information is “material” or not, such employee or director should assume that such information is material until he or she obtains guidance from the Chief Compliance Officer to the contrary.
It is important to keep in mind that material information is not limited to facts which are certain to occur or which have just occurred; information that something is likely to happen, or even just that it may happen, could be considered material. Keep in mind also that the Securities and Exchange Commission (the “SEC”), the agency that regulates the federal securities laws, takes the view that the mere fact that an employee or director knows the information is enough to bar such employee and director from trading: it is no excuse that one’s reasons for trading were not based on theinformation.
Examples of material information include information relating to earnings, earnings estimates, changes in previously released earnings estimates, dividend increases or decreases, stock splits, a significant expansion or curtailment of operations, a significant increase or decline of orders, a change in direction or product or loan mix, significant contracts, joint ventures, merger or acquisition proposals or agreements, significant new product or service development or discoveries, extraordinary borrowing or liquidity problems, significant management developments, major marketing changes, information indicating a trend not made public purchase or sale of substantial assets, unusual gains or losses in major operations, major personnel changes, major issues raised in tax audits and commencement of or significant developments in major litigation, administrative proceedings, or government investigations.

Section VIII. Penalties
Civil: The Insider Trading Act of 1988 (the “Act”) carries a civil penalty of three times the profit gained or loss avoided for the person who traded or tipped. The controlling person (see description below) could be liable for a penalty of the greater of $1 million or three times the profit gained or loss avoided.
Criminal: The maximum term of imprisonment for criminal violations is 10 years plus a penalty of the greater of up to $1 million or three times the profit gained or loss avoided.
Private Civil Actions. The Act also provides an express private right of action for persons who have traded Securities contemporaneously with those trading on the basis of inside information.
SEC Bounties. The Act authorizes the SEC to pay bounties to persons who provide information about insider trading violations.
Dismissal. In addition to possible civil and criminal liability, failure to comply with Hercules’ policy and procedures may result in dismissal for cause.
Potential Liability of Supervisors. Employees also have an obligation to be alert to situations where others within the Company (particularly those over whom you have some supervisory authority) may not be observing the rules against insider trading. The securities laws provide for penalties not only for those who engage in insider trading. but also for those “controlling persons” (e.g. employees with managerial responsibilities, officers and directors) who fail to implement procedures to ensure compliance with this policy or who fail to take appropriate actions when they either knew or recklessly disregarded the fact that those individuals within their control were engaged or were likely to be engaged in acts violating those rules. Controlling persons could be liable for the greater of $1 million or three times the profit gained or loss avoided by the person who traded.
Misuse of Street Named Accounts. It is against Hercules’ policy and may be illegal as well to trade the Company’s Securities and Securities of any other company in a way that attempts to hide the true identity of the trader or mislead others as to exactly who is doing the trading. Should this be discovered, it should immediately be disclosed to the Company’s Chief Compliance Officer. The SEC and the national exchanges on which the Company’s Securities and other companies’ Securities are traded have sophisticated tracking mechanisms to assist them in identifying suspicious trades.
Any employees trading in the Company’s Securities using fictitious names, names of relatives or friends or brokerage accounts under fictitious names in violation of the policy shall be subject to immediate disciplinary action up to and including termination.
Options. The exercise of a Company granted stock option is not subject to the insider trading laws. However, selling stock received from an option (including selling through a broker assisted sameday buy- and-sell exercise) or the net issuance of shares by the Company is subject to the laws and the Company policy prohibiting trading when in possession of material non-public information except to the extent that there is any applicable exemption.
Hercules Retirement Plan (401-K Plan). Transactions by employees in the Company’s Securities held in the Hercules’ self-directed retirement Plan (401-K Plan) are covered by this policy. Consequently, purchases and sales of Company Securities in that plan may only be affected when the trading window is open, following receipt of pre-clearance and only if such person does not possess material non-public information.
Exchange Traded Options. Certain stock exchanges permit trading in put and call options. Options, puts, calls, warrants, and similar derivatives, if and when they are available for trading are deemed to be a class of the equity securities of the Company and therefore subject to this policy and the insider trading laws. Acquisition of a call option on the Company’s Securities will be treated as a purchase of the common stock, and, the acquisition of a put option on the Company’s Securities will be treated as a sale of the common stock. Persons who trade exchange traded options are betting that the Company’s stock price will move rapidly. All employees are strongly discouraged from trading in such options.
Short Sales. Section 16(c) of the Exchange Act makes it unlawful for a director, officer or shareholder owning more than 10% of the Company’s Securities to engage in short sales of the Company’s Securities. A Short Sale is one involving Securities which the Seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channel of transportation within 5 days after the sale. The Company’s employees are strongly discouraged from engaging in short sales of the Company’s Securities.
Confidentiality Requirements and Prohibition of Tipping Information to Third Parties. Besides the obligation to refrain from trading while in possession of material inside information, employees are prohibited from “tipping” others. The concept of unlawful tipping includes passing on information to third parties, including family or friends or family members under circumstances that suggest that a person was trying to help them to make a profit or avoid a loss. When tipping occurs both the “tipper” and the “tippee” may be held liable and this liability may extend to all those to whom the tippee in turn gives the information.
Besides being considered a form of insider trading, of course, tipping is also a serious breach of corporate confidentiality. Accordingly, all employees should comply with the following guidelines:
1.    Do not discuss confidential matters with unauthorized persons, either inside or outside Hercules.

2.Do not discuss confidential matters in places where the conversation might be overheard, such as restrooms, hallways, reception areas, elevators, taxis, airplanes or restaurants. Do not allow visitors to the Company or the Adviser to participate in or overhear discussions of confidential matters.
3.Carefully preserve the security of physical and electronic documents, both inside and outside the office.
4.Do not leave confidential documents where their contents may be disclosed to a visitor.
Business Purpose Disclosures. We recognize that periodically it becomes necessary for legitimate business reasons to disclose material nonpublic information to persons outside the Company or the Adviser, such as commercial bankers, investment bankers, or other companies seeking to engage in a business venture with the Company or other joint goal. In such circumstances, the information should not be conveyed until an express understanding has been reached that such information is not to be used for trading purposes and may not be further disclosed other than for legitimate businessreasons.
In addition to concerns about violating federal and state securities laws the requirement also serves the Hercules’ interest in preserving the confidentiality of its proprietary information and trade secrets. Serious problems could be caused for the Company and the Adviser by an unauthorized disclosure of internal information about the Company or the Adviser, their plans or that of the Company’s subsidiaries and their operations whether or not the disclosure of information is for the purpose of facilitating improper trading in the stock. Internal Hercules matters and developments should not be discussed with anyone outside of the Company, its subsidiaries, or the Adviser, except as required in the performance of your job responsibilities. Non-public information is corporate property and personal use of it, for trading or other prohibited activities, constitutes misappropriation and therefore an improper use. If material nonpublic information is inadvertently disclosed by any Company or Adviser director, officer, or employee, the person making or discovering that disclosure should immediately report the facts to the Company’s Chief Compliance Officer, for a decision regarding appropriate remedialsteps.
If you have an emergency situation or are you are in doubt as to the rules involving the purchase or the sale of the Company’s Securities or Securities in companies that you are familiar with by virtue of your work for the Company, please consult with the Company’s Chief Compliance Officer before making any such purchase or sale.
Section IX. Additional Procedures
Hercules has established additional procedures in order to assist Hercules in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable as described below.
Pre-Clearance Procedures. The persons designated in the Joint Code of Ethics adopted by the Company and the Adviser and other persons designated by the Chief Compliance Officer (each a “Trader”) may not engage in any transaction in Securities without first obtaining pre-clearance of the transaction from the Chief Financial Officer, or his or her designee, and Chief Compliance Officer, or his or her designee (collectively, the “Approvers”). A pre-clearance certification request must be submitted in Comply in advance of the proposed transaction. The Approvers are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a Trader seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Securities, and should not inform any other person of the restriction.
When a request for pre-clearance is made, the Trader should carefully consider whether he or she may be aware of any material nonpublic information about the Company (including its portfolio companies) or any of the Company’s controlled entities. If the Trader believes he or she may be aware of material non- public information, the Trader must describe fully those circumstances to the Chief Financial Officer and

Chief Compliance Officer prior to submitting a trade request. If the Trader is a Section 16 reporter, he or she must also indicate whether he or she has bought or sold Company Securities within the past six months, and, if required, must be prepared to report the proposed transaction on an appropriate Form 4 or Form 5.
The Trader may only execute any pre-cleared trades during the open window (for trades in Company Securities) and within five business days of receipt of pre-clearance, unless an exception is granted. If a Trader does not effect the transaction within the five business days following the receipt of pre-clearance, the Trader must resubmit the trade for pre-clearance. If a Form 4 is required to filed, the Trader must provide the trade details to the Chief Compliance Officer or his or her designee immediately after executing the transaction.
It is important to note that ultimately the responsibility for determining whether a Trader is in possession of material nonpublic information rests with the Trader, and any action on the part of the Company, the Adviser, the Chief Compliance Officer or any other employee or director pursuant to this policy (or otherwise) does not in any way constitute legal advice or insulate a person from liability under applicable securities laws. Traders are subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this policy or applicable securities laws.